FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	November	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1. 2. 3.

News Release dated November 8, 2004 (“RIM Chairman and Co-CEO To Present at Scotia Capital Telecom & Tech Conference")

News Release dated November 8, 2004 (“Vodafone Launches BlackBerry In Portugal")

News Release dated November 8, 2004 (“Vodafone Introduces BlackBerry 7100v in Ireland")

Page No 1 2 2

Document 1

November 8, 2004

FOR IMMEDIATE RELEASE

RIM CHAIRMAN AND CO-CEO TO PRESENT AT SCOTIA CAPITAL TELECOM & TECH CONFERENCE

Waterloo, Canada – Jim Balsillie, Chairman and Co-CEO at Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM), will present at the Scotia Capital Telecom & Tech Conference in Toronto on Wednesday, November 10, 2004. The presentation, which is scheduled to begin at approximately 12:40 pm Eastern Time, will be available via live audio webcast on RIM’s website and can be accessed by logging on at www.rim.com/investors/events/index.shtml.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Courtney Flaherty
Brodeur Worldwide for RIM
212.771.3637, cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.net

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Research In Motion, RIM and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

Document 2

November 08, 2004

FOR IMMEDIATE RELEASE

VODAFONE LAUNCHES BLACKBERRY IN PORTUGAL

Waterloo, Ontario and Lisbon, Portugal — Vodafone and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the launch of BlackBerry® in Portugal. BlackBerry is a leading wireless platform that enables always-on access to email, data and phone applications in a single device. BlackBerry is available in Portugal immediately with the BlackBerry 7230™ and the BlackBerry 7100v™ is expected to be available in December.

BlackBerry allows mobile professionals to manage their information and communications while on the go. The advanced BlackBerry ‘push’ technology means that messages are automatically delivered to the user without the need to dial-in. BlackBerry devices feature integrated support for email, phone, SMS, browser and organizer applications and feature optimized keyboards ideal for composing and responding quickly to messages.

The BlackBerry Enterprise Solution™ is available immediately and provides a secure wireless extension to the user’s corporate email system and access to other supported business applications. BlackBerry Enterprise Server™ supports Microsoft® Exchange and IBM Lotus® Domino™ email environments (support for Novell GroupWise is expected to be available later this year).

BlackBerry Internet Service™ is expected to be available from Vodafone Portugal in the coming weeks. BlackBerry Internet Service is designed for smaller firms and individual users and allows customers to integrate their handset with up to 10 business or personal email accounts without the need for a special server or IT support.

About Vodafone Portugal

Vodafone is the second largest operator in the Portuguese Telecommunications market. Its activity is focused on voice and data mobile services. It operates a nation-wide GSM cellular network and pioneered the UMTS services in Portugal in the beginning of 2004. Vodafone Portugal also provides fixed services, as a complement of its mobile offer and especially dedicated to the corporate segment. Retaining the second largest share of the total market of Telecommunications service revenues, after the historical operator, Vodafone is recognised as one of the best Portuguese companies and as one of the best international cellular operators. www.vodafone.pt

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About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:
Corporate Communications, Governance Support and Social
Responsibility Department
Vodafone
+351 210 915 219
press.pt@vodafone.com

Courtney Flaherty
Brodeur Worldwide for RIM
+1 212.771.3637
cflaherty@brodeur.com

Tilly Quanjer
Senior Communications Manager, RIM Europe
+ 44 1784 223987
tquanjer@rim.com

Investor Contact:
RIM Investor Relations
+1 519.888.7465
investor_relations@rim.com

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 relating to the anticipated demand for the BlackBerry platform, and RIM’s revenue and earnings expectations for the first and second quarters of fiscal 2005. The phrases and terms “continuing escalation” and “expected to be” or “expecting” are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: risks relating to RIM’s intellectual property; RIM’s ability to enhance current products and develop new products; RIM’s reliance on carrier partners, third-party network developers and suppliers; and intense competition. These risk factors and others relating to RIM’s business and industry are discussed in greater detail in the “Risk Factors” and “MD&A” sections of RIM’s filings with the United States Securities and Exchange Commission and securities regulators in Canada. These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 3

November 8, 2004

FOR IMMEDIATE RELEASE

Vodafone Introduces BlackBerry 7100v In Ireland

Waterloo, ON — Vodafone Ireland and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the launch of the BlackBerry 7100v™, a new stylish and lightweight addition to the ‘BlackBerry® from Vodafone’ range. The BlackBerry 7100v offers new phone features and delivers the most innovative voice/email/PIM solution available on the market. It will appeal to users looking for a single device to cover both voice and data needs. The BlackBerry 7100v is available from Vodafone Ireland immediately.

Developed and manufactured by RIM, the BlackBerry 7100v is the first of its kind available in Ireland. It enhances the range of Vodafone’s mobile email solutions for business customers and is aimed at the SME, SoHo and Corporate markets. The BlackBerry 7100v is available with the BlackBerry Enterprise Solution™ for corporate use and BlackBerry Internet Service™ for smaller businesses and individual users.

“The BlackBerry range of devices has proved to be hugely popular with Irish customers and the BlackBerry 7100v will appeal to new users who want all the benefits of BlackBerry combined with a mobile phone in one device. The combined voice and data services available on this single handset are designed to help people work smarter and manage their time effectively,” said Carolan Lennon, Head of Marketing at Vodafone.

“The new BlackBerry 7100v with its innovative SureType™ keyboard technology delivers a smooth experience to customers looking for superior messaging capability in a mobile phone form factor,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “We are very pleased to be offering this new handset in Ireland together with Vodafone.”

The BlackBerry 7100v from Vodafone is easy to set up and use, featuring a Vodafone branded user-interface and advanced BlackBerry ‘push’ technology that enables email to be delivered automatically to the handset without the need for manual dial-up. In addition to 32MB of memory, the handset offers advanced browser technology, international quad-band network compatibility, a high performance internal antenna, speakerphone and Bluetooth support. It also features a new and innovative QWERTY keyboard, dedicated ‘Send’ and ‘End’ phone keys and a thumb-operated track wheel for fast and convenient navigation. The new SureType keyboard technology from RIM supports the advanced messaging features required by business customers.

— more —

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:
Courtney Flaherty
Brodeur Worldwide for RIM
+1 212.771.3637
cflaherty@brodeur.com

Tilly Quanjer
Senior Communications Manager, RIM Europe
+ 44 1784 223987
tquanjer@rim.com

Investor Contact:
RIM Investor Relations
+1 519.888.7465
investor_relations@rim.com

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 relating to the anticipated demand for the BlackBerry platform, and RIM’s revenue and earnings expectations for the first and second quarters of fiscal 2005. The phrases and terms “continuing escalation” and “expected to be” or “expecting” are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: risks relating to RIM’s intellectual property; RIM’s ability to enhance current products and develop new products; RIM’s reliance on carrier partners, third-party network developers and suppliers; and intense competition. These risk factors and others relating to RIM’s business and industry are discussed in greater detail in the “Risk Factors” and “MD&A” sections of RIM’s filings with the United States Securities and Exchange Commission and securities regulators in Canada. These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry, SureType and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	November 8, 2004	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller